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                                                                     EXHIBIT 4.8

August 1, 1996


Mr. Bruce D. Atkinson
President
Control Devices, Inc.
228 Northeast Road
Standish, ME 04084

Dear Bruce:

Fleet Bank of Maine is pleased to approve a $15,000,000 revolving line of credit to Control Devices, Inc. This letter, when properly signed and accepted, will constitute an agreement between Fleet Bank of Maine of Portland, Maine (hereinafter referred to as "Bank"), which agrees to lend, and Control Devices, Inc. of Standish, Maine (hereinafter referred to as "Borrower") which agrees to borrow, in accordance with the following terms and conditions, in addition to those as outlined in the loan documents:

BORROWER:   Control Devices, Inc.
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PURPOSE:    To provide funds for acquisition financing, working capital for the
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   company's ongoing operations or the issuance of commercial or standby letters of credit. This commitment is subject to the Borrower raising a minimum of $15,000,000 from an initial public offering and paying off the Borrower's debt at Mass Mutual Insurance Company.

MAXIMUM AMOUNT:   Fifteen million and 00/100 dollars ($15,000,000).
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INTEREST RATE:   During the term of the proposed financing, the Borrower will
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  have three interest rate options:

  1) 30,60,90 or 180 day London Interbank Offering Rate (LIBOR) plus 1.50%. Indicative interest rates as of 8/1/96 would be: 30 days: 6.94%, 60 days:
  7.06%, 90 days: 7.13%, 180 days: 7.34%.

  2)   Fleet Bank of Maine's cost of funds
  plus 1.50% for borrowings of 30 days or less. An indicative interest rate as of 8/1/96 would be 6.95%.

  3)   Fleet Bank of Maine's prime lending rate
  (currently 8.25%), adjusted daily. Under the three rate options, interest is payable monthly based on actual days outstanding over a 360 day year.

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Mr. Bruce D. Atkinson
August 1, 1996

COMPENSATING BALANCE REQUIREMENT:  As consideration for this
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   commitment, Borrower agrees to maintain average collected demand deposit compensating balances of $350,000 with Fleet Bank of Maine at all times.

TERM:  Two year revolving line of credit, with interest payable monthly.
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   Payments not made within 10 days of the due date will be assessed a late fee equal to 5% of the payment amount.

PREPAYMENT:  There shall be no prepayment charge on such advances for
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   which the variable rate of interest is elected. If the fixed rate of interest is elected, (even if the fixed rate date is elected in advance and while Borrower is paying interest at the variable rate), then a prepayment charge for such advances so elected shall be payable by Borrower to Bank utilizing a yield maintenance formula satisfactory to Bank.

COLLATERAL:  Unsecured
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DEPOSIT ACCOUNTS:  As consideration for this loan, Borrower is to continue
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   maintaining its primary depository relationship with Fleet Bank of Maine during the term of this financing. If for any reason this relationship changes, Fleet Bank of Maine specifically reserves the right to review and modify the rate and term of the loan without waiving the demand feature thereof.

FINANCIAL STATEMENTS:  During the term of this financing, Borrower will
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   provide to Bank its audited fiscal year end financial statements (10-K), prepared by a certified public accountant acceptable to Bank, within 120 days of its fiscal year end. In addition, Borrower will also provide management prepared quarterly interim financial statements (10-Q) and covenant compliance certificates within 45 days from the end of each quarter and annual projections.

FINANCIAL COVENANTS:  During the term of the proposed financing, the
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   Borrower will be required to maintain the following financial covenants, measured quarterly:

   * Minimum tangible net worth equal to the amount of proceeds generated from the Initial Public Offering, but not less than $15,000,000.

   *   Maximum debt to tangible net worth ratio of 1 to 1.

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

Mr. Bruce D. Atkinson
August 1, 1996

      *   Minimum cash flow coverage ratio of 1.5X, measured as follows:

          Earnings before interest, taxes, depreciation and amortization
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          Current portion of long term debt + interest

   AUTHORITY TO ACT: Borrower shall provide all evidence of its organization,
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   existence, legal good standing, and authority to enter into said transactions as may be required by Bank or its counsel.

   LEGAL & COSTS:  Borrower shall be responsible for bearing the cost of all
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   legal work to document these transactions. All instruments executed and delivered in connection with the closing of the loan shall be in form and substance satisfactory to Bank's counsel. All other matters relating to the law shall be made to meet the satisfaction of such counsel. All costs incurred by Bank to document these transactions will be borne by Borrower, regardless of whether the loan is actually closed or the financing consummated.

   WRITTEN MODIFICATION:  Borrower may not maintain any action against the
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   Bank on any agreement to lend money, extend credit, forbear from collection of a debt or make any other accommodation for repayment of a debt for more than $250,000 unless the promise, contract or agreement is in writing and signed by a duly authorized representative of Bank.

   NONASSIGNABILITY OF COMMITMENT:  This commitment is expressly offered
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   only to Borrower and only for the purposes described herein.  This commitment may not be assigned without the written permission of Fleet Bank of Maine.

   EXPIRATION DATE:  The revolving line of credit is available for your use
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   through September 30, 1998, and is subject to review prior to renewal.
   However, Bank shall be under no obligation hereunder unless acceptance of the terms hereof is delivered to it by September 30, 1996.

The parties hereto agree that this commitment shall survive any loan closings under this commitment and that each of the obligations and undertakings of Borrower hereunder shall be continuing and shall not cease until the entire loan, together with interest is paid in full.

This commitment may be terminated by Bank at any time upon discovery, by Bank, of a material adverse change in or any misrepresentations or erroneous statements about Borrower's position with respect to solvency, credit worthiness, government regulation, or any other substantial factor. Such termination shall become effective upon the mailing of notice of termination by Bank by certified first-class mail to Borrower at the address shown on this commitment.

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Mr. Bruce D. Atkinson
August 1, 1996


If you are in agreement with these terms, please acknowledge your acceptance of this commitment by signing and returning the original of this letter. You may retain the signed copy for your records. Bruce, we greatly appreciate the opportunity to present this commitment to your fine company, and please give me a call if you have any questions. Thank you.

Sincerely,



Peter C. Sylvestre
Vice President



                                            ACCEPTED AND ACKNOWLEDGED:

                                            Control Devices, Inc.



Date:                                       By:
     ------------------------                  --------------------------------
                                                 Bruce D. Atkinson, President

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